82-4299

Registration No. Bor Mor Jor 340

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED

02049190

August 6 , 2002

SUPPL

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED AUG 08 2002 155 SECTION

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

PROCESSED
AUG 21 2002
THOMSON FINANCIAL

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

Enclosures

E-Mail : cccs@italian-thai.co.th

8/19

ITALTHAI TOWER 2034/132-161 NEW PETCHBURI ROAD, BANG KAPI, HUAY KWANG, BANGKOK 10320.THAILAND
P.O. BOX 1011 NEW PETCHBURI, TELEX: ITALTHAI TH 81180, TEL : (+ 622) 716 - 1600, FAX : (+ 662) 716 -1488

Annex A

1. Financial Statement as of June 30, 2002, and

2. The Report of material events field with the Stock Exchange of Thailand (" SET ") from June - August 2002.

Date : 05/06/2002 13:22 .

ITD : A PROGRESS REPORT IN ACCORDANCE WITH THE BUSINESS REORGANIZATION

Translation

According to the regulation of the Stock Exchange of Thailand, the company who has entered into business reorganization pursuant to the Bankruptcy Act, B.E. 2483 is required to submit the progress report of the implementation of the Business Reorganization Plan. In addition, according to the Business Reorganization Plan (the "Plan") Section 5.2 (a) and 7.2(a), the Company shall issue and offer ordinary shares in the amount of 50,000,000 shares to its existing shareholders at the offered price of Baht 10 of which 50,000,000 shares has been subscribed by the existing shareholders.

The Company would like to inform that the Company has finalized the filing amendment to the registered paid-up capital from Baht 2,500,000,000 (two thousand five hundred million) to Baht 3,000,000,000 (three thousand million) with the Public Company Registrar, Ministry of Commerce, on May 31, 2002.
Please be informed accordingly.

Date : 05/06/2002 17: 22

ITD : LISTED SECURITIES GRANTED BY THE SET : ITD LISTED SECURITIES GRANTED BY THE SET

Starting from 7 June 2002 ,The Stock Exchange of Thailand (SET) allowed the securities of Italian-Thai Development Public Company Limited (ITD) to be traded on the SET after finishing capital increase procedures. Name : ITD Issued and Paid up Capital

Old : 2,500,000,000 Baht

New : 3,000,000,000 Baht

Allocate to :

1. Existing shareholders 39,309,957 shares Ratio : 5 :1 Price Per Share 10 Baht
2. Strategic shareholders 10,690,043 shares Price Per Share 10 Baht (Unsubscribed shares as shareholders declined to exercise their rights : Business Reorganization)

Payment Date : 10-16 May 2002

Date : 21/06/2002 09:05

ITD : PROGRESS ON REORGANIZATION PLAN OF COMPANY

Translation

We refer to the Stock Exchange of Thailand requiring a company, which has entered into business reorganization pursuant to the Bankruptcy Act, B.E. 2483, to submit a progress report of the implementation of the business reorganization plan.

We, ITD Planer Co., Ltd., as the Plan Administrator of Italian-Thai Development Public Company Limited (the "Company") would like to inform you that during June 3-14, 2002, Creditors Class 5 and Class 6 who desired to participate in the Discounted Debt Repurchase Program and/or Voluntary Debt to Equity Conversion Program have completed and submitted the form of offer for discounted sale of debt and/or form of offer for debt to equity conversion to the Program Manager. Moreover, the Program Manager already performed its duties as specified in the business reorganization plan, and delivered the reports of the discounted debt repurchase and voluntary debt to equity conversion to the Company. The details of such reports can be summarized as follows:

1. Discounted Debt Repurchase Program: The weighted average percentage for the discounted debt to be repurchased is 33.98 percent. The total of debts to be repurchased is Baht 3,964,056,410. In this case the Company shall utilize funds to repurchase such debts in the amount of Baht 1,346,986,368.

2. Voluntary Debt to Equity Conversion Program: The weighted average price for the debt to equity conversion equals Baht 59.87. The Company will issue 73,867,818 shares to the certain creditors.

However, the Company will inform the decrease of the Company's debts in such above-mentioned program to SET thereafter.
Please be informed accordingly.

Date : 24/06/2002 09:12

ITD : REPORT THE RESULTS OF A SHARE OFFERING (F53-5)

F53-5) ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED REPORT THE RESULTS OF A SHARE OFFERING June 24, 2002

1 Information relating to the share offering Class of shares offered : Common share Number of shares offered : 123,000,000 shares Offered to : Creditors under the Business Reorganization Plan for the debt to equity coversion Price per share : Baht 59.87 (debt to equity conversion price) Subscription period : June 3 - 14, 2002

2.Results of the share sale ( ) Totally sold (/) Partly sold, with 49,132,182 shares remaining.The Company has further process for those remaining shares : According to the Business Reorganization plan, the Company will cancel all remaining shares shortly.

3. Details of the sale Thai Investors Foreign Investors Total Juristic Natural Juristic Natural Persons Persons Persons Persons No.of persons 33 108 7 1 149 No.of shares subscribed 27,189,160 3,327,153 43,334,803 16,702 73,867,818 Percentage of total 36.81 4.50 58.67 0.02 100.00 shares offered for sale

4. Amount of money received from the share sale As the conversion from debt to equity of creditors under the Business Reorganization Plan; thus,there are no proceeds received from this transaction.

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

Date : 24/06/2002 13:24

ITD : ADDITIONAL INFORMAITON OF THE CHANGE INVESTMENT

Translation

With reference to our letter dated May 28, 2002 regarding the change in our investment, we wish to give more information as per the following details :-

After the shares swap, ITD held 55,021,871 shares in Charoong Thai Co., Ltd. which is 15.47% of Charoong Thai Co., Ltd. registered paid up capital. Such of these numbers of share come from shares swap of ITD in Siam Pacific Co., Ltd. for 981,380 shares to Charoong Thai shares for 26,006,570 shares and indirect shares swap which ITD held in Siam Pacific Holding for 1,094,917 shares to Charoong Thai shares for 29,015,301 shares, represented 7.31% and 8,16%of registered paid up capital of Charoong Thai respectively. Therefore, after the above shares swap, ITD does not hold any shares in Siam Pacific Co., Ltd. and Siam Pacific Holding Co., Ltd. The summary is as follow :

1.) Value = 26,006,570 + 29,015,301 shares = 55,021,871 shares = 473,188,090.60 Baht (Weight average price at 8.60 Baht, calculation based on the price 7.90-9.30 Baht during March 14,2002 to April 9, 2002)

2.) Comparison to the book value asset as of March 31, 2002 = 473,188,090.60 x 100 = 1.86 %
25,506,829,000

3.) Share appraisal : Societe Generale (SG), Professional Financial Advisor, given analysis and their advice is acceptable to both parties.

Furthermore, Siam Pacific Group, which is the receiver of the mentioned shares swap, do not have any transaction with the Company.
Please kindly be informed and advise to public investors accordingly.

Date : 25/06/2002 08:45

ITD : PROGRESS ON REORGANIZATION PLAN OF COMPANY

Translation

According to the regulation of the Stock Exchange of Thailand, the company who has entered into business reorganization pursuant to the Bankruptcy Act, B.E. 2483 is required to submit the progress report of the implementation of the Business Reorganization plan. In addition, according to the Business Reorganization plan (the "Plan") Section 5.2 (c) and 5.2 (f), the Company shall issue and offer ordinary shares to its creditors whose debt is required to be converted into equity in the amount of 80,000,000 shares and 43,000,000 shares respectively to its creditors under the Business Reorganization plan at the par value of Baht 10 of which 73,867,818 shares has been subscribed by the creditors under the Business Reorganization plan

The Company would like to inform that the Company has finalized the filing amendment to the registered paid-up capital from Baht 3,000,000,000 (Three Billion) to Baht 3,738,678,180 (Three Thousand Seven Hundred Thirty Eight Million Six Hundred Seventy Eight Thousand One Hundred and Eighty) with the Public Company Registrar, Ministry of Commerce, on June 24 , 2002.

Please be informed accordingly.

Date : 27/06/2002 17:18

ITD : LISTED SECURITIES GRANTED BY THE SET : ITD LISTED SECURITIES GRANTED BY THE SET

Starting from 2 July 2002 , The Stock Exchange of Thailand (SET) allowed the securities of Italian-Thai Development Public Company Limited (ITD) to be traded on the SET after finishing capital increase procedures.

Name : ITD Issued and Paid up Capital

Old : 3,000,000,000 Baht

New : 3,738,678,180 Baht

Allocate to : Creditors under the Business Reorganization Plan for debt to equity conversion 73,867,818 shares Ratio : -

Price Per Share : 59.87 Baht

Payment Date : 3-14 June 2002

Date : 03/07/2002 08:53

ITD : PROGRESS ON REORGANIZATION PLAN OF COMPANY

Translation

Subject: Progress of Business Reorganization Plan for Italian-Thai Development Public Company Limited

We refer to the Stock Exchange of Thailand requiring a company, which has entered into business reorganization pursuant to the Bankruptcy Act, B.E.2483, to submit a progress report of the implementation of the business reorganization plan.

We, ITD Planner Company Limited, on behalf of the Plan Administrator of Italian-Thai Development Public Company Limited (the "Company"), would like to inform that the result of implementation of Discounted Debt Repurchase Program, Voluntary Debt to Equity Conversion Program and Novation of Claim to Special Purpose Vehicle has written off debt including the principal and interest at normal rate, calculated up to June 26, 2002 (Reorganization Commencement Date), under the portion of Class 5 and Class 6 creditor amounting to Baht 13,254 Million which consisted of the decrease of debt from Discounted Debt Repurchase Program and Voluntary Debt to Equity Conversion Program amounting Baht 9,650 Million and the decrease of debt from Novation of claim to ITD Special Purpose Vehicle Company Limited amounting Baht 3,604 Million.

As of this date, the Company has fulfilled the requirements under the Business Reorganization Plan, as listed below, to Class 5 and Class 6 creditors:-

1. Remittance of Baht 1,346,986,368 to the Creditors who participated in the Discounted Debt Repurchase Program.
2. Issuance of 73,867,818 ordinary shares to the Creditors who participated in the Voluntary Debt to Equity Conversion Program.
3. Transfer of Non Core Assets amounting Baht 4,000 Million and Debt amounting Baht 3,604 Million to ITD Special Purpose Vehicle Company Limited and issuance of the share certificates to the creditors/share holders.

Date : 02/08/2002 08:16

ITD : REVIEWED QUARTER-2 AND CONSOLIDATED F/S (F45-3)

ITD reports reviewed quarterly financial statements as follows.

ITALIAN-THAI DEVELOPMENT PCL.,

	Ending June 30,			Reviewed (In thousands)
	Quarter 2		For 6 Months	
Year	2002	2001	2002	2001
Net profit (loss)	5,820,097	(2,342,951)	6,071,379	(2,680,482)
EPS (baht)	20.93	(9.37)	22.98	(10.72)

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System "

The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Date : 02/08/2002 08:16

ITD : OPERATING RESULT

Translation

Reference to the Company Financial statement as of June 30th, 2002 which we already submitted to the SET as per our letter No.ITDP 339/2002 dated August 1st, 2002.

The Company would like to inform SET that operating results of the Company for the second quarter of 2002 showed a net profit of Bt 5,820 M which was more than 20 percent incremental comparing to the same period of previous year. The main reasons are that the Company had a gain on debt restructuring and an increase of revenue recognized from operating projects in the 2nd quarter and no loss on impairment of assets.

Date : 02/08/2002 17:20

ITD : SIGNED A CONTRACT

Translation

ITD Planner Company Limited, in its capacity of the Plan Administrator of Italian-Thai Development Public Company Limited is pleased to inform SET during June to July , 2002 the Company signed the contracts with The Telephone Organization of Thailand proceed of Construction of Outside Plant Construction for Provincial 100,000 Line-Unit Telephone Expansion Project.

The details of the contract are as follows :-

Description of works	:	Planning and design ,supply of cable and installation duct bank and manhole for outside plant works on turn key basis
Contract value	:	Bt 776.96 M (including VAT)
The period of work	:	180 days

Date : 05/08/2002 17:20

ITD : PROGRESS ON REORGANIZATION PLAN OF COMPANY

Translation

Reference is made to Italian-Thai Development Public Company Limited (the **"Company"**), which holds the status of a company having its ordinary shares listed on the Stock Exchange of Thailand (the **"SET"**) and which has entered into a business reorganization plan pursuant to the Bankruptcy Act. The SET has required the Company to submit a progress report in accordance with the business reorganization plan.

The Company, through ITD Planner Company Limited, the plan administrator, hereby inform to you that the Company has completed the registration in the decreased of registered capital from Baht 4,230,000,000 to Baht 3,738,678,180 with the Ministry of Commerce on August 1, 2002.

Please be informed accordingly.

82-4299

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
REPORT AND INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED 30 JUNE 2002

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
(Near Queen Sirikit's National
Convention Centre)
Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
E-mail: eybkk@mozart.inet.co.th

Report of Independent Auditor

To The Board of Directors and Shareholders of
Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet of Italian-Thai Development Public Company Limited and subsidiaries as at 30 June 2002, the related consolidated statements of earnings for the three-month and six-month periods ended 30 June 2002 and 2001, the consolidated statements of changes in shareholders' equity, and cash flows for the six-month periods ended 30 June 2002 and 2001, and the separate financial statements of Italian-Thai Development Public Company Limited for the same periods. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews.

Except for the matter discussed in the next paragraph, I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion (my stipulation that I do not express an audit opinion on the financial statements which I have reviewed is a standard statement and a normal method of presenting a review report in accordance with the auditing standard applicable to review engagements).

The financial statements of one joint venture in Taiwan, in which the Company holds a 25% interest, are included in the consolidated financial statements only in proportion to the Company's shareholding, whereby they include assets as at 30 June 2002 amounting to Baht 566 million (31 December 2001 : Baht 647 million), and revenues for the three-month and six-month periods then ended amounting to Baht 478 million and Baht 862 million, respectively. The separate financial statements of Italian-Thai Development Public Company Limited as at 30 June 2002 also included investment in the aforesaid joint venture accounted for under the equity method amounting to Baht 261 million (31 December 2001 : Baht 163 million) and proportionate shares of the profit of the joint venture for the three-month and six-month periods then ended of Baht 61 million and Baht 101 million, respectively. The financial statements of this joint venture were prepared by the management of the joint venture and have not been reviewed by its auditor.

Based on my reviews, except for the effects on the financial statements for the three-month and six-month periods ended 30 June 2002 of the review scope limitation described in the preceding paragraph, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without further qualification in addition to the above, I draw attention to the following matters :-

(a) As at 30 June 2002 part of the Company's buildings, with an aggregate net book value of approximately Baht 859 million (31 December 2001 : Baht 887 million) are office building units of which ownership has not been transferred to the Company since their purchase in 1998. In December 1999 the seller entered into a compromise agreement whereby the seller agreed to transfer the ownership of the office building to the Company by 2001. However, as at 30 June 2002 the ownership had not yet been transferred to the Company.

(b) As at 30 June 2002 the Company had a retention of approximately Baht 480 million which a company is to pay to the Company under the terms of a construction contract. This company is currently undergoing debt restructuring. The recoverability of the debt depends upon the result of this debt restructuring, and the results of the operation of an electric train business.

(c) As described in Note 1.1.7, the Company has transferred debt obligations amounting to Baht 3,604.4 million to a special purpose vehicle. Furthermore the Company transferred non-core assets to the special purpose vehicle for it to sell, with the cash received to be used to repay the above debts. The Company is committed to provide loans to the special purpose vehicle for the repayment of the debt balance remaining after disposal of all of the above assets. However, the Company has unrecognised gains of Baht 229 million from the transfer of non-core assets of which recognition has been suspended as cover against the above commitments.

Based on my reviews of the financial statements of Italian-Thai Development Public Company Limited and subsidiaries and of Italian-Thai Development Public Company Limited, for the three-month and six-month periods ended 30 June 2001, under my report dated 10 August 2001 I reported that I was unable to reach a conclusion as a result of my review, because of the uncertainties in relation to the continuity of the business of the Company and the uncertainties as to the realisable value of the assets and certain debts. However, as at 30 June 2002, most of those uncertainties no longer exist.

I have previously audited the consolidated financial statements of Italian-Thai Development Public Company Limited and subsidiaries and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2001, in accordance with generally accepted auditing standards, and issued a disclaimer of opinion on those statements under my report dated 28 February 2002 because of certain audit scope limitations imposed by circumstance, the uncertainties in relation to the continuity of the business of the Company, and the uncertainties as to the value of certain assets and debts. However most of these uncertainties no longer exist as at 30 June 2002. The balance sheet as at 31 December 2001, as presented herein for comparative purposes, formed an integral part of the financial statements which I audited and reported on. I have not performed any other audit procedures subsequent to the date of that report.

Ruth Chaowanagawi
Certified Public Accountant (Thailand) No. 3247

Ernst & Young Office Limited
Bangkok : 19 July 2002

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

(Unit : Thousand Baht)

	Note	CONSOLIDATED 30 June 2002 (Unaudited but reviewed)	CONSOLIDATED 31 December 2001 (Audited)	THE COMPANY ONLY 30 June 2002 (Unaudited but reviewed)	THE COMPANY ONLY 31 December 2001 (Audited)
ASSETS					
CURRENT ASSETS					
Cash and deposits at banks	2	3,801,066	3,526,888	1,668,312	2,774,952
Pledged deposits at banks	3	866,005	1,076,254	830,667	1,006,393
Marketable securities		4,309	231,003	-	-
Trade accounts receivable - net	4	3,138,886	2,976,048	2,098,535	1,757,744
Trade accounts receivable - related companies, net	5	501,772	449,513	1,302,497	1,529,588
Short-term loans and advances to related companies - net	6	81,038	42,902	167,892	206,966
Unbilled receivable		2,332,485	1,365,954	1,883,474	1,128,775
Current portion of accounts receivable - retention		1,323,020	608,854	1,167,883	479,480
Inventories and work in progress - net		667,747	653,508	246,692	369,072
Other current assets					
Withholding tax		498,672	297,232	390,488	261,137
Value added tax refundable		285,659	161,161	112,874	114,377
Advances for subcontractor		36,788	123,103	-	-
Accounts receivable - disposal of fixed assets		-	190,662	-	190,662
Others		244,430	320,539	116,883	114,331
TOTAL CURRENT ASSETS		13,781,877	12,023,621	9,986,197	9,933,477
NON-CURRENT ASSETS					
Accounts receivable - retention, net of current portion		37,694	495,316	-	484,357
Investments accounted for under equity method	7.1	792,621	746,887	1,703,981	1,587,149
Other long-term investments	7.2	286,281	1,920,099	72,596	1,690,395
Excess of net book value of subsidiaries over cost of investments		(10,036)	(10,036)	-	-
Long-term loans and advances to related companies, net	8	-	116,858	440,915	1,202,317
Property, plant and equipment - net	9	8,232,674	6,787,995	7,645,419	6,185,891
Land and project development costs	10	-	213,986	-	-
Advance for purchase of machinery		14,178	184,926	-	-
Other non-current assets		243,929	261,499	45,951	187,230
TOTAL NON-CURRENT ASSETS		9,597,341	10,717,530	9,908,862	11,337,339
TOTAL ASSETS		23,379,218	22,741,151	19,895,059	21,270,816

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit : Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 June 2002 (Unaudited but reviewed)	31 December 2001 (Audited)	30 June 2002 (Unaudited but reviewed)	31 December 2001 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and loans from financial institutions	11	1,325,908	1,043,548	1,000,981	711,101
Current portion of accounts payable - trust receipts		370,427	3,010	370,427	3,010
Trade accounts payable		3,702,967	3,621,018	2,983,834	2,724,116
Billing in excess of contract work in progress		503,553	863,892	113,616	428,768
Trade accounts payable - related companies	12	984,525	1,310,895	942,956	1,289,911
Short-term loans and advances from related companies	13	98,628	122,439	201,662	17,983
Current portion of advances received from customers under construction contracts		1,001,130	860,123	461,862	854,587
Current portion of hire purchases payable		223,507	78,962	217,259	72,931
Current portion of long-term loans	14	-	5,374,005	-	5,360,405
Other current liabilities					
Accrued interest expenses		766	1,694,030	-	1,694,030
Corporate income tax payable		94,963	51,675	14,600	24,621
Accrued expenses		246,129	217,141	219,323	174,360
Reserve for project expenses		276,137	-	276,137	-
Others		224,811	144,189	71,865	34,220
TOTAL CURRENT LIABILITIES		9,053,451	15,384,927	6,874,522	13,390,043
NON-CURRENT LIABILITIES					
Deferred gain on transferring assets to special purpose vehicle	1.1.7	229,574	-	229,574	-
Accounts payable - trust receipts, net of current portion		1,281,944	1,093,549	1,281,944	1,093,549
Advances received from customers under construction constracts - net of current portion		1,471,346	270,125	18,467	36,896
Long-term loans from related companies	15	360,664	371,686	-	-
Hire purchases payable - net of current portion		1,263,898	253,139	1,260,615	246,203
Long-term loans - net of current portion	14	265,358	2,479,975	265,358	2,479,975
Debentures	16	-	3,379,623	-	3,379,623
Provision for loss from investment under equity method	7.1	241,670	308,477	816,529	1,500,449
TOTAL NON-CURRENT LIABILITIES		5,114,454	8,156,574	3,872,487	8,736,695
TOTAL LIABILITIES		14,167,905	23,541,501	10,747,009	22,126,738

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit : Thousand Baht)

		CONSOLIDATED		THE COMPANY ONLY	
		30 June 2002	31 December 2001	30 June 2002	31 December 2001
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
SHAREHOLDERS' EQUITY					
Share capital					
Registered					
423,000,000 ordinary shares of Baht 10 each					
(31 December 2001 : 430,500,000 ordinary shares of Baht 10 each)		4,230,000	4,305,000	4,230,000	4,305,000
Issued and paid-up					
373,867,818 ordinary shares of Baht 10 each					
(31 December 2001 : 250,000,000 ordinary shares of Baht 10 each)		3,738,678	2,500,000	3,738,678	2,500,000
Share premium	1.1.1	1,606,625	5,560,000	1,606,625	5,560,000
Revaluation surplus on assets		2,754	2,754	2,754	2,754
Unrealised loss on changes in value of investments		(77,234)	(1,139,201)	(77,234)	(1,139,201)
Translation adjustment		(104,965)	(130,288)	(104,965)	(130,288)
Retained earnings (deficit)					
Appropriated - statutory reserve	1.1.1	6,533	290,483	-	283,950
Unappropriated		3,975,659	(7,939,670)	3,982,192	(7,933,137)
EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS		9,148,050	(855,922)	9,148,050	(855,922)
MINORITY INTEREST - Equity attributable to minority shareholders of subsidiaries		63,263	55,572	-	-
TOTAL SHAREHOLDERS' EQUITY (CAPITAL DEFICIT)		9,211,313	(800,350)	9,148,050	(855,922)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		23,379,218	22,741,151	19,895,059	21,270,816

The accompanying notes are an integral part of the financial statements.

DIRECTORS

ITD Planner Co., Ltd.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2002 AND 2001

(Unit : Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
REVENUES					
Revenues from construction services		5,483,336	3,274,473	3,912,401	2,607,770
Interest income		21,170	23,337	24,701	28,991
Gain on disposal of investments		-	1,052,558	-	1,052,558
Others		91,985	102,968	62,395	74,087
TOTAL REVENUES		5,596,491	4,453,336	3,999,497	3,763,406
EXPENSES					
Cost of services		4,825,263	3,437,488	3,525,419	2,852,998
Administrative expenses		202,684	365,077	160,926	313,960
Debt restructuring fee		-	18,436	-	18,436
Loss on exchange rate		542,709	62,525	531,275	59,652
TOTAL EXPENSES		5,570,656	3,883,526	4,217,620	3,245,046
EARNINGS (LOSS) FROM OPERATION		25,835	569,810	(218,123)	518,360
REVERSAL OF (ALLOWANCE FOR) DOUBTFUL DEBT EXPENSES		58,720	(1,571,872)	58,720	(1,527,270)
GAIN (LOSS) ON DIMINUTION IN VALUE OF INVESTMENTS		83,228	(923,084)	-	(626,384)
LOSS ON IMPAIRMENT OF ASSETS		-	(233,372)	-	-
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD		(18,288)	98,887	292,512	(426,127)
EARNINGS (LOSS) BEFORE INTEREST EXPENSES AND INCOME TAX		149,495	(2,059,631)	133,109	(2,061,421)
INTEREST EXPENSES		(270,231)	(282,425)	(268,881)	(278,404)
CORPORATE INCOME TAX FOR THE PERIOD		(14,845)	(11,350)	(6,323)	(3,126)
LOSS AFTER INCOME TAX		(135,581)	(2,353,406)	(142,095)	(2,342,951)
NET LOSS (EARNINGS) OF MINORITY INTEREST		(6,514)	10,455	-	-
LOSS FROM ORDINARY ACTIVITIES		(142,095)	(2,342,951)	(142,095)	(2,342,951)
EXTRAORDINARY ITEM					
Gain from debt restructuring	1.1	5,962,192	-	5,962,192	-
NET EARNINGS (LOSS) FOR THE PERIOD		5,820,097	(2,342,951)	5,820,097	(2,342,951)
					(Unit : Baht)
BASIC EARNINGS (LOSS) PER SHARE					
Loss from ordinary activities		(0.51)	(9.37)	(0.51)	(9.37)
Extraordinary item		21.44	-	21.44	-
Net earnings (loss)		20.93	(9.37)	20.93	(9.37)
					(Unit : Thousand shares)
Weighted average number of ordinary shares		278,036	250,000	278,036	250,000

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2002 AND 2001

(Unit : Thousand Baht)

		CONSOLIDATED		THE COMPANY ONLY	
	Note	2002	2001	2002	2001
REVENUES					
Revenues from construction services		10,795,738	6,952,426	7,864,453	5,720,924
Interest income		32,421	43,876	43,454	59,312
Gain on disposal of investments		-	1,049,356	-	1,049,356
Others		141,757	125,930	103,354	95,048
TOTAL REVENUES		10,969,916	8,171,588	8,011,261	6,924,640
EXPENSES					
Cost of services		9,520,552	6,829,336	7,030,459	5,789,494
Administrative expenses		438,843	572,834	272,345	489,835
Debt restructuring fee		-	40,922	-	40,922
Loss on exchange rate		477,935	75,648	461,890	75,306
TOTAL EXPENSES		10,437,330	7,518,740	7,764,694	6,395,557
EARNINGS FROM OPERATION		532,586	652,848	246,567	529,083
REVERSAL OF (ALLOWANCE FOR) DOUBTFUL DEBT EXPENSES		69,928	(1,588,229)	69,928	(1,543,627)
GAIN (LOSS) ON DIMINUTION IN VALUE OF INVESTMENTS		111,505	(923,084)	-	(626,384)
LOSS ON IMPAIRMENT OF ASSETS		-	(233,372)	-	-
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED					
FOR UNDER EQUITY METHOD		36,980	9,796	344,219	(478,875)
EARNINGS (LOSS) BEFORE INTEREST EXPENSES AND INCOME TAX		750,999	(2,082,041)	660,714	(2,119,803)
INTEREST EXPENSES		(533,692)	(565,260)	(527,946)	(557,553)
CORPORATE INCOME TAX FOR THE PERIOD		(85,930)	(29,080)	(9,081)	(3,126)
EARNINGS (LOSS) AFTER INCOME TAX		131,377	(2,676,381)	123,687	(2,680,482)
NET EARNINGS OF MINORITY INTEREST		(7,690)	(4,101)	-	-
EARNINGS (LOSS) FROM ORDINARY ACTIVITIES		123,687	(2,680,482)	123,687	(2,680,482)
EXTRAORDINARY ITEM					
Gain from debt restructuring	1.1	5,947,692	-	5,947,692	-
NET EARNINGS (LOSS) FOR THE PERIOD		6,071,379	(2,680,482)	6,071,379	(2,680,482)
					(Unit : Baht)
BASIC EARNINGS (LOSS) PER SHARE					
Earnings (loss) from ordinary activities		0.47	(10.72)	0.47	(10.72)
Extraordinary item		22.51	-	22.51	-
Net earnings (loss)		22.98	(10.72)	22.98	(10.72)
					(Unit : Thousand shares)
Weighted average number of ordinary shares		264,234	250,000	264,234	250,000

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2002 AND 2001

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Cash flows from operating activities				
Net earnings (loss)	6,071,379	(2,680,482)	6,071,379	(2,680,482)
Adjustments to reconcile net earnings (loss) to net cash				
from (used in) operating activities :-				
Gain on debts restructuring - extraordinary item				
(before deducting related expenses)	(6,012,010)	-	(6,012,010)	-
Unrealized loss on exchange rate	170,508	62,199	179,694	65,945
Gain on disposal of investments	-	(1,049,356)	-	(1,049,356)
Unrealized (gain) loss on investments in subsidiaries and joint ventures	-	-	(307,239)	488,671
Unrealized gain on investments in associated companies	(36,980)	(9,796)	(36,980)	(9,796)
Minority interest	7,691	1,364	-	-
Allowance for doubtful debts (reversal)	(69,928)	1,588,229	(69,928)	1,543,627
Loss on diminution in value of investments (reversal)	(111,505)	923,084	-	626,384
Loss on impairment of assets	-	233,372	-	-
Depreciation and amortisation	499,139	509,025	428,918	417,927
	518,294	(422,361)	253,834	(597,080)
Operating assets (increase) decrease				
Trade accounts receivable	(223,404)	265,562	(405,925)	112,315
Trade accounts receivable - related companies	(27,452)	83,220	252,341	228,940
Loans and advances to related companies	(33,470)	(31,551)	9,769	61,654
Unbilled receivable	(966,531)	(744,792)	(754,699)	(726,777)
Accounts receivable - retention	(260,286)	(57,878)	(208,519)	(50,490)
Inventories and work in progress	(14,239)	(48,104)	122,380	(29,710)
Withholding tax	(201,440)	69,750	(129,351)	83,128
Valued added tax refundable	(124,498)	206,377	1,503	43,832
Advance for purchase of materials	-	18,123	-	-
Advance for subcontractor	86,315	(68,566)	-	(68,566)
Accounts receivable - sales of fixed assets	190,662	-	190,662	-
Other current assets	76,157	(137,642)	(2,552)	(26,535)
Operating liabilities increase (decrease)				
Trade accounts payable	83,199	449,510	259,718	238,568
Trade accounts payable - related companies	(341,259)	(392,545)	(364,121)	(402,793)
Billing in excess of contract work in progress	(360,339)	1,102,723	(315,152)	905,103
Accrued interest expenses	504,618	477,778	503,852	495,027
Accrued expenses	72,387	12,718	34,942	4,179
Other current liabilities	80,622	(77,253)	37,645	(1,735)
Advance received from customers under construction contracts	1,342,945	(146,086)	(411,154)	(229,631)
Net cash provided by (used in) operating activities	402,281	558,983	(924,827)	39,429

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2002 AND 2001

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Cash flows from investing activities				
Increase in property, plant and equipment - net	(2,083,545)	(317,762)	(2,028,170)	(336,362)
Cash received from disposal of investments	-	1,179,856	-	1,179,856
Decrease (increase) in investments accounted for under equity method	(1,579)	111,584	(183,196)	248,121
Decrease (increase) in other long-term investments	65,436	36,342	(4,245)	50,025
Decrease (increase) in advance for purchase of machinery	170,748	(176,459)	-	-
Translation adjustment	25,323	(17,534)	25,323	(17,534)
Decrease (increase) in other assets	(18,484)	(24,915)	105,225	(17,540)
Net cash provided by (used in) investing activities	(1,842,101)	791,112	(2,085,063)	1,106,566
Cash flows from financing activities				
Increase (decrease) in cash at banks with maturity of more than three months and those pledged	237,492	(109,677)	202,969	(99,183)
Increase in bank overdrafts and loans from financial institutions	282,360	91,916	289,880	92,209
Increase (decrease) in loans and advances from related companies	(8,404)	(112,347)	183,679	-
Decrease in long-term loans	(822,778)	(148,089)	(802,042)	(139,926)
Increase (decrease) in hire purchase payable	1,109,369	(11,957)	1,112,805	(7,672)
Increase in accounts payable - trust receipts	555,812	203,002	555,812	218,653
Decrease in debentures	(112,610)	-	(112,610)	-
Increase in paid-up capital	500,000	-	500,000	-
Net cash provided by (used in) financing activities	1,741,241	(87,152)	1,930,493	64,081
Net increase (decrease) in cash and cash equivalents	301,421	1,262,943	(1,079,397)	1,210,076
Cash and cash equivalents at beginning of period	3,338,664	1,694,612	2,586,728	807,305
Cash and cash equivalents at end of period (Note 2)	3,640,085	2,957,555	1,507,331	2,017,381
Supplemental cash flows information				
Cash paid during the period for :-				
Interest	29,840	162,466	24,094	153,691
Corporate income tax	305,270	158,246	154,566	114,904
Non-cash transactions :-				
Conversion of debentures to equity and share premium	848,323	-	848,323	-
Conversion of long-term loans to equity and share premium	1,496,981	-	1,496,981	-
Transfer of non-core assets to special purpose vehicle in exchange for the debt obligations of the Company which it is taking on	3,146,079	-	3,146,079	-
Deferred gain on transferring asset to special purpose vehicle	229,574	-	229,574	-
Transfer long-term debts waived by creditors to provision for possible loss on loans to related companies	233,135	-	233,135	-
Unrealised gain (loss) on changes in value of investments	1,754	(4,757)	1,754	(4,757)
Share of profit of joint venture received in form of long-term investment	-	-	173,032	-

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2002 AND 2001

(Unit : Thousand Baht)

CONSOLIDATED

	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings (deficit) Statutory reserve	Retained earnings (deficit) Unappropriated	Minority interest	Total
Balance - beginning of the year 2001	2,500,000	5,560,000	-	(666,274)	(300,804)	290,483	(5,411,683)	-	1,971,722
Revaluation surplus on assets	-	-	2,754	-	-	-	-	-	2,754
Unrealised loss on change in value of investments	-	-	-	(4,757)	-	-	-	-	(4,757)
Translation adjustment	-	-	-	-	(17,534)	-	-	-	(17,534)
Items unrealised in earnings statement	-	-	2,754	(4,757)	(17,534)	-	-	-	(19,537)
Net loss for the period	-	-	-	-	-	-	(2,680,482)	-	(2,680,482)
Minority interest for the period	-	-	-	-	-	-	-	1,364	1,364
Balance - end of the period	2,500,000	5,560,000	2,754	(671,031)	(318,338)	290,483	(8,092,165)	1,364	(726,933)
Balance - beginning of the year 2002	2,500,000	5,560,000	2,754	(1,139,201)	(130,288)	290,483	(7,939,670)	55,572	(800,350)
Transfer of share premium and statutory reserve to eliminate deficit	-	(5,560,000)	-	-	-	(283,950)	5,843,950	-	-
Share premium on new ordinary shares	-	1,606,625	-	-	-	-	-	-	1,606,625
Transfer of unrealised loss on changes in value of investments to special purpose vehicle	-	-	-	1,061,967	-	-	-	-	1,061,967
Translation adjustment	-	-	-	-	25,323	-	-	-	25,323
Items unrealised in earnings statement	-	(3,953,375)	-	1,061,967	25,323	(283,950)	5,843,950	-	2,693,915
Net earnings for the period	-	-	-	-	-	-	6,071,379	-	6,071,379
Ordinary shares issued during the period	1,238,678	-	-	-	-	-	-	-	1,238,678
Minority interest for the period	-	-	-	-	-	-	-	7,691	7,691
Balance - end of the period	3,738,678	1,606,625	2,754	(77,234)	(104,965)	6,533	3,975,659	63,263	9,211,313

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2002 AND 2001

(Unit : Thousand Baht)

THE COMPANY ONLY

	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings (deficit) Statutory reserve	Retained earnings (deficit) Unappropriated	Total
Balance - beginning of the year 2001	2,500,000	5,560,000	-	(666,274)	(300,804)	283,950	(5,405,150)	1,971,722
Revaluation surplus on assets	-	-	2,754	-	-	-	-	2,754
Unrealised loss on change in value of investments	-	-	-	(4,757)	-	-	-	(4,757)
Translation adjustment	-	-	-	-	(17,534)	-	-	(17,534)
Items unrealised in earnings statement	-	-	2,754	(4,757)	(17,534)	-	-	(19,537)
Net loss for the period	-	-	-	-	-	-	(2,680,482)	(2,680,482)
Balance - end of the period	2,500,000	5,560,000	2,754	(671,031)	(318,338)	283,950	(8,085,632)	(728,297)
Balance - beginning of the year 2002	2,500,000	5,560,000	2,754	(1,139,201)	(130,288)	283,950	(7,933,137)	(855,922)
Transfer of share premium and statutory reserve to eliminate deficit	-	(5,560,000)	-	-	-	(283,950)	5,843,950	-
Share premium on new ordinary shares	-	1,606,625	-	-	-	-	-	1,606,625
Transfer of unrealised loss on changes in value of investments to special purpose vehicle	-	-	-	1,061,967	-	-	-	1,061,967
Translation adjustment	-	-	-	-	25,323	-	-	25,323
Items unrealised in earnings statement	-	(3,953,375)	-	1,061,967	25,323	(283,950)	5,843,950	2,693,915
Net earnings for the period	-	-	-	-	-	-	6,071,379	6,071,379
Ordinary shares issued during the period	1,238,678	-	-	-	-	-	-	1,238,678
Balance - end of the period	3,738,678	1,606,625	2,754	(77,234)	(104,965)	-	3,982,192	9,148,050

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS

1. GENERAL INFORMATION

1.1 Implementation of the business reorganization plan

The Company submitted an application for business reorganization to the Central Bankruptcy Court on 4 September 2001 and the Central Bankruptcy Court, on 25 September 2001, accepted the Company to undergo business reorganization and appointed ITD Planner Company Limited to act as the Company's planner for the business reorganization. On 30 November 2001, ITD Planner Company Limited submitted the Company's business reorganization plan to the Central Bankruptcy Court. The Official Receiver convened a meeting of creditors to vote in respect of the approval of the business reorganization plan. The meeting of creditors approved the business reorganization plan on 24 December 2001 with a vote representing 80.45 percent. The Central Bankruptcy Court thereafter on 4 April 2002 approved the business reorganization plan previously approved by the meeting of creditors.

During the current quarter, the Company has taken the following action in accordance with the business reorganization plan :-

1.1.1 Recapitalisation

The Company has transferred legal reserve of Baht 284 million and share premium of Baht 5,560 million to eliminate part of its deficit.

1.1.2 Capital reduction

The Company has cancelled 180.5 million unissued registered ordinary shares, amounting to Baht 1,805 million, prior to the increase in capital discussed in 1.1.3.

1.1.3 Increase in capital

The Company has increased its registered share capital by Baht 1,730 million through the issue of 173 million new ordinary shares with a par value of Baht 10 each.

1.1.4 Issue of new shares to existing shareholders

The Company has issued 50 million new ordinary shares with a par value of Baht 10 each to existing shareholders, at a price of Baht 10 per share. During the current quarter, the shares were fully paid up.

1.1.5 Discounted debt repurchase program

The Company has repurchased principal amounting to Baht 426 million, USD 35.7 million and JPY 4,239.8 million from unsecured financial creditors under the master rescheduling agreement and principal amounting to Baht 331 million from unsecured debentureholders at a price of approximately 34 percent of the principal amount.

1.1.6 Voluntary debt to equity conversion program

The Company had issued 73.9 million new ordinary shares with a par value of Baht 10 each to the unsecured financial creditors under the master rescheduling agreement, to convert principal amounting to Baht 331 million, USD 50.1 million and JPY 679 million, and to the unsecured debentureholders to convert principal of Baht 1,600 million. The conversion price was Baht 59.87 per share.

Under the business reorganization plan, the interest totalling Baht 1,314 million accrued on the principal which the Company repurchased under the discounted debt repurchase program and voluntary debt to equity conversion program has been waived.

The Company realised a net gain of approximately Baht 6 billion on the above debt restructuring, presenting it as an extraordinary item in the earnings statement.

1.1.7 Novation of debt for special purpose vehicle

Unsecured financial creditors under the master rescheduling agreement, comprising principal of approximately Baht 561.8 million, USD 16.4 million and JPY 679 million and accrued interest of approximately Baht 207.9 milion, and unsecured debentureholders, comprising principal of approximately Baht 1,445.2 million and accrued interest of approximately Baht 399.4 million, which the Company had not repaid under Program 1.1.5 and 1.1.6, were novated into new debt amounting to Baht 3,604.4 million, after converting foreign currency debt to baht debt. The novated debt was transferred to a special purpose vehicle, with the Company transferring its non-core assets to such special purpose vehicle in exchange for the debt obligations of the Company which it is taking on. The Company has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the business reorganization plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have been sold off by 30 June 2007, but not all debt has been settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 June 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal or interest which has to be paid to the creditors in the manner discussed above.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, amounting to Baht 3,604.4 million, based on the principals of conservatism, the amount by which the transfer price under the business reorganization plan exceeds the net book value of the non-core assets is not recognised as a gain in the earnings statement but is recorded as “Deferred gain from transfer of assets to special purpose vehicle” in the balance sheet.

1.2 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 41 "Interim financial statements", with the Company choosing to present condensed interim financial statements. However, additional line items are presented in the balance sheets, and the statements of earnings, changes in shareholders' equity, and cash flows as in the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.3 Basis of consolidation

These interim consolidated financial statements have been prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2001, except that during the first quarter of 2002, the Company has invested in a 99.99% shareholding in PT. Thailindo Bara Pratama and a 25% interest in the NWR, ITD, CNT & AS Joint Venture. Furthermore, during the current quarter the Company transferred its 99.99% shareholdings in Italian-Thai Land Co., Ltd. and Southern Industries (1996) Co., Ltd. and its 74.93% shareholding in Palit Palang Ngan Co., Ltd., to a special purpose vehicle as discussed in Note 1.1.7.

The financial statements for the three-month and six-month periods ended 30 June 2002 of an overseas branch, three overseas subsidiaries and two joint ventures, which were included in the consolidated financial statements, were prepared by the management, and have not been reviewed by their auditors. Their aggregate assets as at 30 June 2002 were approximately Baht 1,404 million, and their aggregate revenues for the three-month and six-month periods then ended were Baht 572 million and Baht 1,110 million, respectively.

1.4 Significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended 31 December 2001.

2. CASH AND CASH EQUIVALENTS

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2002	31 December 2001	30 June 2002	31 December 2001
Cash and deposits at banks	3,801,066	3,526,888	1,668,312	2,774,952
Less : Amounts with maturity of more than 3 months	(160,981)	(188,224)	(160,981)	(188,224)
Cash and cash equivalents	3,640,085	3,338,664	1,507,331	2,586,728

3. PLEDGED DEPOSITS AT BANKS

As at 30 June 2002, approximately Baht 595 million (31 December 2001 : Baht 762 million) of savings deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects. Furthermore, approximately Baht 236 million (31 December 2001 : Baht 240 million) of fixed deposits of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company and fixed deposits amounting to Baht 35 million (31 December 2001 : Baht 32.7 million) have been pledged as required in the normal course of business of a joint venture and the branch in Taiwan.

In addition, as at 31 December 2001, fixed deposit of approximately Baht 41 million are funds belonging to a joint venture in Taiwan reserved for a project in that country.

4. TRADE ACCOUNTS RECEIVABLE - NET

The aging of outstanding trade accounts receivable balances as at 30 June 2002 and 31 December 2001 is as follows:-

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2002	31 December 2001	30 June 2002	31 December 2001
Less than 3 months	2,649,523	2,702,353	1,870,633	1,496,110
3 - 6 months	327,722	92,343	76,008	88,448
6 - 12 months	71,763	102,067	66,410	97,634
More than 12 months	1,088,548	1,388,699	1,082,198	1,170,662
Total	4,137,556	4,285,462	3,095,249	2,852,854
Less : Allowance for doubtful debts	(998,670)	(1,309,414)	(996,714)	(1,095,110)
	3,138,886	2,976,048	2,098,535	1,757,744

The Company has set up a full allowance for doubtful debts for the major private accounts receivable with balances overdue more than 12 months, and at 50 percent for those with balances overdue more than 6 months.

5. TRADE ACCOUNTS RECEIVABLE - RELATED COMPANIES

The outstanding balances as at 30 June 2002 and 31 December 2001 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2002	31 December 2001	30 June 2002	31 December 2001
Subsidiaries and joint ventures				
ION Joint Venture	-	-	466,747	776,765
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	-	-	407,130	243,730
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	127,485	93,883
Sumitomo - Italian-Thai Joint Venture	-	-	121,389	95,972
Italian - Thai International Co., Ltd.	-	-	25,987	25,994
Shimizu - ITD Joint Venture	-	-	12,259	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	-	-	8,291	53,554
I.C.C.T. Joint Venture	-	-	1,914	42,948
Others	-	-	76,232	73,837
	-	-	1,247,434	1,406,683
Less : Allowance for doubtful debts	-	-	(21,900)	(21,900)
	-	-	1,225,534	1,384,783

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2002	31 December 2001	30 June 2002	31 December 2001
Associated companies				
MCRP Construction Corporation, Philippines	776,969	870,645	760,574	858,288
Pla-Daeng Co., Ltd.	72,765	81,510	72,764	81,510
Others	28,379	22,037	28,378	22,025
	878,113	974,192	861,716	961,823
Less : Allowance for doubtful debts	(833,338)	(855,694)	(833,338)	(855,694)
	44,775	118,498	28,378	106,129
Related companies				
(Related by way of common directors)				
Alcatel Cable France	25,187	-	-	-
Trevi SPA	18,610	-	-	-
Italthai Marine Co., Ltd.	17,630	-	17,630	-
The Oriental Hotel (Thailand) Public Co., Ltd.	17,539	31,616	17,539	31,616
Thai Takenaka	15,643	-	-	-
Alcatel (Thailand) Co., Ltd.	10,841	45,807	-	-
Others	46,560	19,770	13,416	7,060
	152,010	97,193	48,585	38,676
Outstanding balances and portion of other participants of joint venture				
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	142,496	85,306	-	-
Sumitomo-Italian-Thai Joint Venture	80,214	53,308	-	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	50,994	37,553	-	-
Shimizu - ITD Joint Venture	7,355	4,023	-	-
I.C.C.T. Joint Venture	1,436	32,211	-	-
Others	34,537	33,466	-	-
	317,032	245,867	-	-
Less : Allowance for doubtful debts	(12,045)	(12,045)	-	-
	304,987	233,822	-	-
Total	501,772	449,513	1,302,497	1,529,588

The aging of outstanding balances are as follows :-

(Unit : Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2002	31 December 2001	30 June 2002	31 December 2001
Less than 3 months	348,397	323,398	1,005,551	1,352,733
3 - 6 months	84,457	8,795	192,094	12,440
6 - 12 months	47,173	84,540	43,953	92,441
More than 12 months	867,128	900,518	916,137	949,568
Total	1,347,155	1,317,251	2,157,735	2,407,182
Less : Allowance for doubtful debts	(845,383)	(867,738)	(855,238)	(877,594)
	501,772	449,513	1,302,497	1,529,588

The Company has set up an allowance for doubtful debts at the full amount of the major account receivable balances which are overdue more than 12 months.

6. SHORT-TERM LOANS AND ADVANCES TO RELATED COMPANIES

The outstanding balances as at 30 June 2002 and 31 December 2001 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2002	31 December 2001	30 June 2002	31 December 2001
Subsidiaries and joint ventures				
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	62,000	67,000
ION Joint Venture	-	-	41,653	78,703
Shimizu-ITD Joint Venture	-	-	22,040	24,596
ITO Joint Venture	-	-	400	36,667
PT. Thailindo Bara Pratama	-	-	41,799	-
	-	-	167,892	206,966

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2002	31 December 2001	30 June 2002	31 December 2001
Associated companies				
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Others	5,381	-	-	-
	9,981	4,600	4,600	4,600
Less : Allowance for doubtful debt	(4,600)	(4,600)	(4,600)	(4,600)
	5,381	-	-	-
Related companies				
(Related by way of common directors)				
Bangkok Mass Transit System Public Co., Ltd.	-	169,067	-	169,067
J.I. Telecommunication Co., Ltd., Philippines	21,741	22,616	-	-
Others	11,985	1,345	-	-
	33,726	193,028	-	169,067
Less : Allowance for doubtful debts	(21,741)	(191,683)	-	(169,067)
	11,985	1,345	-	-
Outstanding balances and portion of other participants in joint venture				
ION Joint Venture	25,408	-	-	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	24,800	26,800	-	-
Others	13,464	14,757	-	-
	63,672	41,557	-	-
Total	81,038	42,902	167,892	206,966

During this quarter, the Company has transferred its short-term loans to Bangkok Mass Transit System Public Co., Ltd. to a special purpose vehicle, as discussed in Note 1.1.7.

Significant movements in the short-term loans and advances to related companies balances during the six-month ended 30 June 2002 were as follows :-

(Unit : Thousand Baht)

	31 December 2001	During the period Increase	During the period Decrease	30 June 2002
Subsidiaries and joint ventures				
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	67,000	-	(5,000)	62,000
ION Joint Venture	78,703	-	(37,050)	41,653
Shimizu-ITD Joint Venture	24,596	-	(2,556)	22,040
ITO Joint Venture	36,667	-	(36,267)	400
PT. Thailindo Bara Pratama	-	41,799	-	41,799
Related companies				
Bangkok Mass Transit System Public Co., Ltd.	169,067	4,271	(173,338)	-
J.I. Telecommunication Co., Ltd., Philippines	22,616	-	(875)	21,741
Outstanding balances and portion of other participants in joint venture				
ION Joint Venture	-	25,408	-	25,408
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	26,800	-	(2,000)	24,800

7. INVESTMENTS IN RELATED COMPANIES

7.1 Investments accounted for under equity method

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding 30 June 2002	Percentage of shareholding 31 December 2001	Investment Cost 30 June 2002	Investment Cost 31 December 2001	Investment Equity 30 June 2002	Investment Equity 31 December 2001
			Percent	Percent				
The Company Only								
Investments in subsidiaries								
Turnkey Construction Development Co., Ltd.	Transport of untreated water	27,912	99.99	99.99	27,900	27,900	38,273	29,382
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	99.99	99.99	1,483	1,483	(12,770)	(11,710)
Italian-Thai Land Co., Ltd.	Real estate development	10,000	-	99.99	-	9,999	-	(469,515)
Italian-Thai International Co., Ltd.	*Holding company*	400,000	99.99	99.99	400,000	400,000	(195,949)	(279,870)
Southern Industries (1996) Co., Ltd.	Real estate development	100,000	-	99.99	-	100,000	-	69,411
PT. Thailindo Bara Pratama	Mining	23,875 Million IDR	99.99	-	108,616	-	95,574	-
Nha Pralarn Crushing Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999	(5,155)	(6,081)
Siam Concrete and Brick Products Co., Ltd.	Manufacturer and distributor of concrete products	84,000	99.70	99.70	82,296	82,296	91,746	97,191

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			30 June 2002	31 December 2001	30 June 2002	31 December 2001	30 June 2002	31 December 2001
			Percent	Percent				
Italthai Trevi Co., Ltd.	Foundation and piling work services	35,000	75.00	75.00	37,689	37,689	(9,254)	(10,909)
Palit Palang Ngan Co., Ltd.	Not yet operational	1,000	-	74.93	-	750	-	(71,125)
Asian Steel Products Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004	126,954	122,078
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196	(65,299)	(66,221)
Total investments in subsidiaries					676,183	678,316	64,120	(597,369)
Investments in joint ventures								
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	Track doubling contractor	-	65.00	65.00	-	-	201,960	79,210
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	Design, installation and laying of telephone lines	-	60.00	60.00	-	-	92,865	253,149
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	60.00	60.00	-	-	(4,215)	(7,938)
Sumitomo - Italian-Thai Joint Venture	Design and construction of bridges	-	51.00	51.00	-	-	60,782	1,289
Italian-Thai - Nishimatsu Joint Venture	Design and construction of Bangprakong dam	-	50.80	50.80	-	-	4,301	3,210
Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(226,362)	(226,343)
Thai Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(42,272)	(42,260)
ITO Joint Venture	Construction of terminal building	-	40.00	-	-	-	(13,400)	-
Shimizu - ITD Joint Venture	Contractor for construction of street	-	40.00	-	-	-	550	-
ION Joint Venture	Contractor for construction of underground train track	-	39.00	39.00	-	-	61,913	35,216
I.C.C.T. Joint Venture	Contractor for construction and ground improvement at NBIA	-	25.00	25.00	-	-	47,700	47,631
NWR, ITD, CNT&AS Joint Venture	Design and construction of water treatment system	-	25.00	-	-	-	(183)	-
The Joint Venture of Evergreen Construction Corporation, Italian-Thai Development Public Company Limited and Pacific Electric Wire & Cable Company Limited	Construction services in Taiwan	-	25.00	25.00	-	-	260,532	162,779
Total investments in joint ventures					-	-	444,171	305,943
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	50,000
Less : Provision for loss on impairment of investments					(50,000)	(50,000)	(50,000)	(50,000)
					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction services in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	(5,249)	(5,249)
Joint Venture of Italian-Thai Development Public Co., Ltd. and Montcocol TP	Railway work	-	50.00	50.00	-	-	8,686	8,690
ATO Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	2,450	2,450	15,740	12,921

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding		Investment Cost		Investment Equity	
			30 June 2002	31 December 2001	30 June 2002	31 December 2001	30 June 2002	31 December 2001
			Percent	Percent				
Mcquay (Thailand) Co., Ltd.	Production and distribution of air conditioners	20,000	49.00	49.00	9,800	9,800	(4,488)	(3,745)
Siam Pacific Holding Co., Ltd.	Holding company	234,500	46.69	46.69	109,492	109,492	109,554	109,554
Pla-Daeng Co., Ltd.	Real estate development	450,000	46.67	46.67	250,000	250,000	(227,153)	(287,064)
Khunka Palang Thai Co., Ltd.	Not yet operational	1,000	-	39.94	-	400	-	(6,809)
Khunka Fai Fa Thai Co., Ltd.	Not yet operational	1,000	39.94	39.94	400	400	(4,780)	(5,445)
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	-	39.94	-	400	-	(165)
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	21,429	21,429	22,763	22,815
Siam Steel Tower Co., Ltd.	Production and distribution of high voltage power line towers	15,000	35.00	35.00	1,312	1,312	2,845	4,114
Pacific-Thai Electric Wire & Cable Co., Ltd. (also indirectly held)	Production and distribution of copper wire and cable	50,000	30.99	30.99	-	-	-	41,060
Thai Rent All Co., Ltd.	Constructional machinery rental	25,000	30.00	30.00	7,500	7,500	6,275	6,794
Lao Softdrink Co., Ltd.	Production and distribution of soft Drinks	2,448 million Kips	-	30.00	-	25,041	-	37,942
Asia Steel Corporation Co., Ltd.	Manufacture, import and export of Steel	-	30.00	30.00	12,301	12,301	12,301	12,301
Anamarine Construction SDN. BHD.	Construction contractor	65 Thousand RM	25.00	25.00	197	197	197	197
MCRP Construction Corporation, Philippines (also indirectly held)	Construction contractor	25 Million Peso	24.00	24.00	12,000	12,000	155	-
MCRP Holding Corporation, Philippines	Holding company	5 Million Peso	24.00	24.00	3,000	3,000	77	79
Imperial Technology Management Service Co., Ltd.	Initiation and establishment of Asian University of Science and Technology	787,350	22.23	22.23	175,000	175,000	178,593	178,625
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	22.16	22.16	71,603	71,603	25,834	22,457
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	150,000
Less : Provision for loss on impairment of investments					(150,000)	(150,000)	(150,000)	(150,000)
					-	-	-	-
Siam Pacific Electric Wire & Cable Co., Ltd. (also indirectly held)	Manufacturer of enamel coated wire and cable	670,000	14.65	14.65	98,138	98,138	237,811	229,054
Total investments in associated companies					779,872	805,713	379,161	378,126
Total					1,456,055	1,484,029	887,452	86,700
Add : Provision for loss from investments under equity method					-	-	816,529	1,500,449
Total investments accounted for under equity method					1,456,055	1,484,029	1,703,981	1,587,149

(Unit : Thousand Baht)

			Percentage of shareholding		Investment			
					Cost		Equity	
	Nature of business	Paid up capital	30 June 2002	31 December 2001	30 June 2002	31 December 2001	30 June 2002	31 December 2001
			Percent	Percent				
Consolidated								
Investments in associated companies, directly held by the Company					779,872	805,713	379,161	378,126
Investment in associated companies, directly held by subsidiaries								
Nature Way Resources Limited	Holding company	40 (million USD)	30.00	30.00	296,700	296,700	296,700	296,700
Less : Provision for loss on impairment of investments					(185,194)	(296,700)	(185,194)	(296,700)
					111,506	-	111,506	-
Siam Pacific Holding Co., Ltd.	Holding company	234,500	4.30	4.30	10,103	10,103	19,922	19,922
Siam Pacific Electric Wire & Cable Co., Ltd.	Manufacturer of enamel coated wire	670,000	2.84	2.84	9,062	9,062	40,362	40,362
Total					130,671	19,165	171,790	60,284
					910,543	824,878	550,951	438,410
Add : Share of loss over cost of investment					-	-	241,670	308,477
Total investments accounted for under equity method					910,543	824,878	792,621	746,887

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and have not been reviewed by their auditors.

During the current quarter, the Company has transferred parts of its investments in subsidiary and associated companies, of which the aggregate net book value was Baht 111.3 million to a special purpose vehicle, as discussed in Note 1.1.7.

7.2 Other long-term investments

(Unit : Thousand Baht)

		Percentage of shareholding			
	Nature of business	30 June 2002	31 December 2001	30 June 2002	31 December 2001
		Percent	Percent		
The Company Only					
Investments in other companies					
a) Non-listed securities					
Thepprathan Properties Ltd.	Real estate development	19.80	19.80	247,500	247,500
Less : Provision for loss on impairment of investments				(247,500)	(247,500)
				-	-

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 30 June 2002	31 December 2001	30 June 2002	31 December 2001
		Percent	Percent		
Toyo Thai Corporation Ltd.	Construction contractor	16.25	16.25	16,250	16,250
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12
Less : Provision for loss on impairment of investments				(12)	(12)
				-	-
Bangkok Mass Transit System Public Co., Ltd.	Construction and management of Bangkok Mass Transit project	-	10.46	-	1,985,323
Less : Provision for loss on impairment of investments				-	(1,406,850)
				-	578,473
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	10.90	10.90	54,500	54,500
Less : Provision for loss on impairment of investments				(54,500)	(54,500)
				-	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000
Medical Device Manufacturer (Thailand) Ltd.	Manufacture and distribution of medical products	6.95	6.95	25,034	25,034
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	5.00	5.00	5,000	5,000
Less : Provision for loss on impairment of investments				(4,688)	(4,688)
				312	312
Time Regency Co., Ltd.	Real estate Development	4.58	4.58	58,225	58,225
Less : Provision for loss on impairment of investments				(58,225)	(58,225)
				-	-
Universal Education Co., Ltd.	Educational services	2.22	2.22	4,000	4,000
Metropolitan Water & Service Co., Ltd.	Water processing and distribution	-	0.59	-	147
Less : Provision for loss on impairment of investments				-	(147)
				-	-
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000
The Exchange Square Co., Ltd.	Real estate development	Advance payment	Advance payment	5,000	5,000
Less : Provision for loss on impairment of investments				(5,000)	(5,000)
				-	-
Finance One Public Co., Ltd.	Finance business	-	-	585,000	585,000
Less : Provision for loss on impairment of investments				(585,000)	(585,000)
				-	-

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 30 June 2002	31 December 2001	30 June 2002	31 December 2001
		Percent	Percent		
b) Listed securities					
Modern Home Development Public Co., Ltd.	Real estate development	11.32	11.32	237,608	237,608
Less : Provision for loss on impairment of investments				(237,608)	(237,608)
				-	-
Thai Telephone and Telecommunication Public Co., Ltd.	Construction and operation of telephone project	-	8.98	-	1,808,406
Less : Unrealised loss on changes in value of investments				-	(1,066,212)
				-	742,194
Total investments in other companies				72,596	1,393,263
Investment in subordinated convertible debentures issued by Bangkok Mass Transit System Public Co., Ltd.				-	1,031,799
Less : Provision for loss on impairment of investments				-	(734,667)
				-	297,132
Total other long-term investments in related companies				72,596	1,690,395
Consolidated					
Investments in other companies, directly held by the Company				72,596	1,690,395
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Time Regency Co., Ltd.	Real estate development	-	16.11	-	166,411
Less : Provision for loss on impairment of investments				-	(166,411)
				-	-
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	17.74	17.74	21,240	21,240
Less : Provision for loss on impairment of investments				(21,240)	(21,240)
				-	-
J.I. Telecommunication Co., Ltd., Philippines	Telecommunication services	14.29	14.29	705	705
Less : Provision for loss on impairment of investments				(705)	(705)
				-	-
Island Country Telecommunication Inc.	Telecommunication services	4.28	4.28	3,053	3,053
Less : Provision for loss on impairment of investments				(3,053)	(3,053)
				-	-
b) Listed securities					
Ciber Bay Corporation, Philippines (Formerly known as "Centenial City Incorporation Co., Ltd., Philippines")	Real estate development	14.63	14.63	290,919	308,692
Add : Unrealised loss from change in value of investments				(77,234)	(78,988)
				213,685	229,704
Total				213,685	229,704
Total investments in other companies				286,281	1,920,099

During the current quarter, the Company has transferred its investment in ordinary shares of Thai Telephone and Telecommunication Public Co., Ltd. and its investments in ordinary shares and debentures of Bangkok Mass Transit System Public Co., Ltd. to a special purpose vehicle, as discussed in Note 1.1.7.

8. LONG-TERM LOANS AND ADVANCES TO RELATED COMPANIES

The outstanding balances as at 30 June 2002 and 31 December 2001 comprise the following (the interest rate has been determined by approximately market rate) :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2002	31 December 2001	30 June 2002	31 December 2001
Subsidiaries and joint ventures				
Italian-Thai Land Co., Ltd.	-	-	-	531,104
Ando and Italian-Thai Development Joint Venture	-	-	230,400	230,400
Italian-Thai International Co., Ltd.	-	-	156,840	151,153
Palit Palang Ngan Co., Ltd.	-	-	-	94,181
Thai Ando and Italian-Thai Development Joint Venture	-	-	33,660	33,660
Others	-	-	20,015	44,961
	-	-	440,915	1,085,459
Associated companies				
Palang Thai Kaowna Co., Ltd.	-	334,316	-	334,316
Khunka Palang Thai Co., Ltd.	-	38,420	-	38,420
Pla - Daeng Co., Ltd.	59,075	59,075	59,075	59,075
Others	19,607	19,607	19,607	19,607
	78,682	451,418	78,682	451,418
Less : Provision for doubtful debts	(78,682)	(334,560)	(78,682)	(334,560)
	-	116,858	-	116,858

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2002	31 December 2001	30 June 2002	31 December 2001
Related companies				
Amari Coastal Bay Development Ltd.	42,338	44,043	-	-
	42,338	44,043	-	-
Less : Allowance for doubtful debts	(42,338)	(44,043)	-	-
	-	-	-	-
Total	-	116,858	440,915	1,202,317

Significant movements in the long-term loans and advances to related companies balances for the six-month ended 30 June 2002 were as follows :-

(Unit : Thousand Baht)

	31 December	During the period		30 June
	2001	Increase	Decrease	2002
Subsidiaries and joint ventures				
Italian-Thai Land Co., Ltd.	531,104	11,440	(542,544)	-
Italian -Thai International Co., Ltd.	151,153	5,687	-	156,840
Palit Palang Ngan Co., Ltd.	94,181	-	(94,181)	-
Associated companies				
Palang Thai Kaowna Co., Ltd.	334,316	-	(334,316)	-
Khunka Palang Thai Co., Ltd.	38,420	-	(38,420)	-
Related companies				
Amari Coastal Bay Development Ltd.	44,043	-	(1,705)	42,338

9. PROPERTY, PLANT AND EQUIPMENT

As at 30 June 2002 part of the Company's buildings, with an aggregate net book value of approximately Baht 859 million (31 December 2001 : Baht 887 million), are office building units of which ownership has not yet been transferred to the Company. A subsidiary mortgaged and granted power of attorney to mortgage Baht 32.5 million (31 December 2001 : Baht 924 million) of land with a bank to secure credit facilities granted to the Company and its subsidiary by that bank.

During this quarter, the Company has transferred land and buildings, with an aggregate net book value of Baht 175.8 million to a special purpose vehicle, as discussed in Note 1.1.7.

10. LAND AND PROJECT DEVELOPMENT COSTS

As at 31 December 2001, the net book value of the land and project development costs belonging to the Company's subsidiaries was approximately Baht 214 million. During the current quarter, the Company has transferred its investments in these subsidiaries to a special purpose vehicle, as discussed in Note 1.1.7.

11. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

Part of loans from banks was used to finance certain specific projects (project finance). The banks require the Company to transfer the proceeds from the projects into the Company's accounts with those banks.

12. TRADE ACCOUNTS PAYABLE - RELATED COMPANIES

The outstanding balances as at 30 June 2002 and 31 December 2001 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2002	31 December 2001	30 June 2002	31 December 2001
Subsidiaries and joint ventures				
I.C.C.T. Joint Venture	-	-	213,514	358,632
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	94,171	103,214
Italthai Trevi Co., Ltd.	-	-	49,609	50,362
Thai Maruken Co., Ltd.	-	-	40,299	26,718
Asian Steel Products Co., Ltd.	-	-	15,112	36,682
Others	-	-	32,558	63,566
	-	-	445,263	639,174

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2002	31 December 2001	30 June 2002	31 December 2001
Associated companies				
ATO Asia Turnouts Ltd.	46,356	72,757	5,607	282
MCRP Construction Corporation, Philippines	45,590	107,143	45,589	107,143
Bangkok Steel Wire Co., Ltd.	38,946	79,663	27,373	68,577
Thai Rent All Co., Ltd.	8,350	13,588	8,350	13,551
Others	9,430	16,747	29,585	16,737
	148,672	289,898	116,504	206,290
Related companies				
(Related by way of common directors)				
Siam Steel Syndicate Co., Ltd.	326,734	387,094	316,015	377,788
Italthai Industrial Co., Ltd.	48,954	57,624	48,921	50,483
Cogifer TF	36,059	14,908	-	-
Trevi SPA	31,898	22,689	-	-
Thai Takenaka	28,276	-	-	-
Alcatel Contracting (Thailand) Co., Ltd.	24,400	24,122	-	-
Alcatel Contracting S.A.	22,508	90,183	-	-
Trevi Contractor BV	15,726	15,175	-	-
Others	76,587	83,163	16,253	16,176
	611,142	694,958	381,189	444,447
Outstanding balances and portion of other participants in joint ventures				
I.C.C.T. Joint Venture	160,136	268,974	-	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	37,668	41,286	-	-
NWR, ITD, CNT & AS Joint Venture	13,136	-	-	-
ION Joint Venture	3,919	3,613	-	-
Others	9,852	12,166	-	-
	224,711	326,039	-	-
Total	984,525	1,310,895	942,956	1,289,911

13. SHORT-TERM LOANS AND ADVANCES FROM RELATED COMPANIES

The outstanding balances as at 30 June 2002 and 31 December 2001 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2002	31 December 2001	30 June 2002	31 December 2001
Joint ventures				
The Joint Venture of Evergreen Construction Corporation, Italian-Thai Development Public Company Limited and Pacific Electric Wire & Cable Company Limited	-	-	155,412	-
NWR, ITD, CNT&AS Joint Venture	-	-	28,000	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	-	-	18,250	17,983
	-	-	201,662	17,983
Associated companies				
Others	-	73	-	-
	-	73	-	-
Related companies				
Alcatel Cable France	54,783	59,060	-	-
Alcatel Thailand Co., Ltd.	10,832	29,735	-	-
Jasmine International Public Company Limited	-	15,827	-	-
Others	4,713	10,551	-	-
	70,328	115,173	-	-
Outstanding balances and portion of other participants in joint ventures				
NWR, ITD, CNT & AS Joint Venture	21,000	-	-	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	7,300	7,193	-	-
	28,300	7,193	-	-
	98,628	122,439	201,662	17,983

Significant movements in the short-term loans and advances from related companies balances during the six-month period ended 30 June 2002 were as follows :-

(Unit : Thousand Baht)

	31 December	During the period		30 June
	2001	Increase	Decrease	2002
Joint ventures				
The Joint Venture of Evergreen Construction Corporation, Italian-Thai Development Public Company Limited and Pacific Electric Wire & Cable Company Limited	-	155,412	-	155,412
NWR, ITD, CNT&AS Joint Venture	-	28,000	-	28,000
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	17,983	267	-	18,250
Related companies				
Alcatel Cable France	59,060	-	(4,277)	54,783
Alcatel Thailand Co., Ltd.	29,735	-	(18,903)	10,832
Jasmine International Public Company Limited	15,827	-	(15,827)	-
Outstanding balances and portion of other participants in joint ventures				
NWR, ITD, CNT&AS Joint Venture	-	21,000	-	21,000
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	7,193	107	-	7,300

14. LONG-TERM LOANS

During the current quarter, the Company has repurchased long-term loans of USD 35.7 million, JPY 4,239.8 million and Baht 426 million at a discount. In addition, debts of USD 50.1 million, JPY 679 million and Baht 331 million were voluntarily converted to equity by creditors and long-term loans amounting to USD 16.4 million, JPY 679 million and Baht 561.8 million were novated to debt to a special purpose vehicle, as discussed in Note 1.1.

All of long-term loans from banks was used to finance certain specific projects (project finance). The banks require the Company to transfer the proceeds from the projects into the Company's accounts with those banks.

15. LONG-TERM LOANS FROM RELATED COMPANIES

As at 30 June 2002 and 31 December 2001, the outstanding balances comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2002	31 December 2001	30 June 2002	31 December 2001
Associated company				
Nature Way Resources Limited	360,664	371,686	-	-
	360,664	371,686	-	-

16. DEBENTURES

During the current quarter, the Company has repurchased Baht 331 million of debenture debt at a discount. In addition, debenture debt of Baht 1,600 million were voluntarily converted to equity by creditors, and debenture debt amounting to Baht 1,445.2 million were novated to a special purpose vehicle, as discussed in Note 1.1.

17. RELATED PARTY TRANSACTIONS

During the periods, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which are related by way of shareholding or common shareholders and/or common directors by using the following pricing policy :-

	Pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Cost

THE COMPANY ONLY

(Unit : Million Baht)

	For the three-month periods ended 30 June		For the six-month periods ended 30 June	
	2002	2001	2002	2001
Transactions with subsidiaries and joint ventures				
Construction services and other income	870	412	1,574	1,110
Purchases of construction materials and services	96	149	180	266
Transactions with associated companies				
Construction services and other income	23	13	36	68
Purchases of construction materials and services	25	30	47	97
Transactions with other related companies				
Construction services and other income	40	56	49	79
Purchases of construction materials and services	118	47	249	139

CONSOLIDATED

(Unit : Million Baht)

	For the three-month periods ended 30 June		For the six-month periods ended 30 June	
	2002	2001	2002	2001
Transactions with associated companies				
Construction services and other income	26	17	41	78
Purchases of construction materials and services	25	77	86	144
Transactions with other related companies				
Construction services and other income	741	326	1,151	758
Purchases of construction materials and services	440	346	709	634

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

18. GUARANTEES

As at 30 June 2002 and 31 December 2001, there were outstanding guarantees of approximately Baht 9,707 million and Baht 9,789 million, respectively, issued by financial institutions on behalf of the Company, subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, subsidiaries, and its joint ventures.

As at 30 June 2002 and 31 December 2001, there were guarantees of approximately Baht 4,507 million and 1,506 million, respectively, issued by the Company to financial institutions and its venturers to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Asian Steel Products Co., Ltd., Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

19. COMMITMENT

19.1 As at 30 June 2002, the Company, a branch and the Company's joint venture had the outstanding commitment of NTD 746 million and Baht 1,863 million (31 December 2001 : NTD 1,073 million and Baht 2,568 million) in respect of subcontracted work.

19.2 As at 30 June 2002 and 31 December 2001, the Company and a joint venture had the following outstanding commitments as proportion of the Company in respect of purchases of materials and machinery :-

(Unit : Million)

	Consolidated		The Company Only	
Currency	30 June 2002	31 December 2001	30 June 2002	31 December 2001
THB	183	529	56	330
EURO	3	16	3	11
JPY	-	4,115	-	4,115

20. CONTINGENT LIABILITIES

Since 2000, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totalling approximately Baht 117.3 million (31 December 2001 : Baht 109.7 million). The cases are currently pending judgment from the civil courts. Management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore no provision has been set aside in the accounts.

21. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and joint ventures involve principally a single industry segment, in construction services, and are carried on in the single geographic area of Thailand (the Company also carries on business in Laos, Myanmar, Taiwan, Indonesia and Philippines, but, revenues and assets from those segments do not exceed 10 percent of the consolidated financial statements). As a result, all of the revenues, operating earnings (loss) and assets as reflected in these financial statements pertain to the aforementioned industry segment and geographic area.

22. FOREIGN CURRENCY ASSETS AND LIABILITIES

As at 30 June 2002, the Company and a joint venture (in the portion of the Company) had foreign currency liabilities of approximately USD 0.4 million and Euro 0.3 million, respectively which are covered by forward exchange contracts.

However, as at 30 June 2002, the group had the following assets and liabilities in foreign currencies which had not been hedged against foreign exchange risk :-

	CONSOLIDATED (Net)				
	USD million	JPY million	Lire million	Kips million	Peso million
Trade accounts payable - related companies	1	15	43	-	9
Hire purchases payable	-	3,903	-	-	-
Advances received from customers under construction contracts	-	35	-	-	-
Long-term loans	4	-	-	-	-
Assets in foreign currencies	50	2,057	-	777	263

(UNAUDITED BUT REVIEWED)

	THE COMPANY ONLY (Net)			
	USD million	JPY million	Kips million	Peso million
Trade accounts payable - related companies	-	-	-	9
Hire purchases payable	-	3,903	-	-
Assets in foreign currencies	49	1,548	777	-

The Company will earn future revenues in foreign currencies from the project of construction work of the underground structures - North from Metropolitan Rapid Transit Authority in an amount of approximately (including additional work) JPY 1,760 million. The construction period is from 1997 to 2002.

23. RECLASSIFICATION OF ACCOUNTS

Certain amounts in the financial statements for the year 2001 have been reclassified to conform to the current year's classification, with no effect on previously reported net loss or shareholders' equity.

24. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements have been approved by the Company's directors.